FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR FEBRUARY 4, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

                                                  CONTACT:
                                                  John G. Nesbett
                                                  Lippert/Heilshorn & Associates
                                                  212-838-3777, ext. 6631
                                                  email: jnesbett@lhai.com



                            DESWELL INDUSTRIES, INC.
             ANNOUNCES EPS OF $0.61 PER SHARE FOR THE THIRD QUARTER

                           - OPERATING INCOME UP 3% -
                  - THIRD QUARTER DIVIDEND OF $0.24 PER SHARE -


HONG KONG (February 4, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the third quarter and nine months ended December 31, 2001.

Net sales for the quarter were $20.2 million, a decrease of 5% compared to sales of $21.4 million in the third quarter ended December 31, 2000. Operating income increased 3% to $3.4 million, compared to $3.3 million in the previous year. Net income for the quarter decreased 4% to $3.4 million, compared to $3.6 million in the previous year. The decrease is mainly attributed to less interest income as a result of the decline in interest rates this year. Diluted earnings per share decreased 7% to $0.61 based on 5,622,000 weighted average shares outstanding, compared to $0.66 based on 5,454,000 weighted average shares outstanding in the third quarter ended December 31, 2000.

Net sales for the nine months ended December 31, 2001 were $64.3 million, an increase of 1% compared to sales of $64.0 million for the corresponding period in 2000. Operating income remained the same at $11.2 million for both periods. Net income was $10.4 million, compared to $10.4 million in the previous year. Diluted earnings per share decreased 3% to $1.86 based on 5,612,000 weighted average shares outstanding, compared to $1.92 based on 5,407,000 weighted average shares outstanding for the nine months ended December 31, 2000.

The Company's balance sheet remains strong. The Company's cash and cash equivalents for the nine months increased to $32.3 million, compared to $25.3 million on March 31, 2001. The Company has no long-term borrowings.




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Mr. Richard Lau, Chairman and Chief Executive Officer, commented, "Like many OEM manufacturers, our business continues to be impacted by the economic slowdown, which has resulted in delayed orders from some customers. We are proud of the fact that despite a very slight decline in revenue during the quarter, operating income increased due to a reduction in selling, general & administrative expenses.

Mr. Lau continued, "We will commence construction in March of a new plastic manufacturing plant in Dongguan. Construction is expected to be complete by August 2002. The new facility will expand the capacity of our plastics division by approximately 40 percent and enable us to accept additional business we anticipate from existing customers. Additionally, we have strengthened our marketing team and added some seasoned professionals from the industry. We believe that our performance will gradually improve in the coming year."

THIRD QUARTER DIVIDENDS
-----------------------

The Company also announced that on February 2, 2002 its board of directors declared a dividend of $0.24 per share for the third quarter. The dividend will be payable on February 25, 2002 to shareholders of record as of February 11, 2002.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.



                                  TABLES FOLLOW


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

DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA )



                                                  Quarter ended       Nine months ended
                                                   December 31,          December 31,
                                              --------------------- ----------------------
                                                  2001      2000       2001        2000
                                                  ----      ----       ----        ----
                                                   (Unaudited)           (Unaudited)
Net sales                                      $ 20,217    $21,376   $ 64,290    $ 63,971
Cost of sales                                    12,992     13,757     41,978      40,942
                                               --------    -------   --------    --------
Gross profit                                      7,225      7,619     22,312      23,029
Selling, general and administrative expenses      3,778      4,282     11,103      11,801
                                               --------    -------   --------    --------
Operating income                                  3,447      3,337     11,209      11,228

Interest expense                                     (8)      --          (19)         (5)
Other income, net                                   156        436        480         610
                                               --------    -------   --------    --------
Income before income taxes                        3,595      3,773     11,670      11,833
Income taxes                                         87         97        492         560
                                               --------    -------   --------    --------
Income before minority interests                  3,508      3,676     11,178      11,273
Minority interests                                   78         87        744         916
                                               --------    -------   --------    --------
Net income                                     $  3,430    $ 3,589   $ 10,434    $ 10,357
                                               ========    =======   ========    ========

Basic earnings per share (note 3)              $   0.61    $  0.67   $   1.86    $   1.94
                                               ========    =======   ========    ========

Weighted average number of shares                 5,601      5,358      5,600       5,352
                                               ========    =======   ========    ========
outstanding (in thousands)

Diluted earnings per share (note 3)            $   0.61    $  0.66   $   1.86    $   1.92
                                               ========    =======   ========    ========

Diluted weighted average number of shares         5,622      5,454      5,612       5,407
                                               ========    =======   ========    ========
outstanding (in thousands)








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


DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                      December 31,   March 31,
                                                         2001         2001
                                                         ----         ----
ASSETS                                                (Unaudited)   (Audited)

Current assets:
 Cash and cash equivalents                                $32,347   $25,330
 Restricted cash                                            2,827     1,988
 Marketable securities                                        564      --
 Accounts receivable, net                                  17,119    15,777
 Inventories                                               12,949    12,034
 Prepaid expenses and other current assets                  3,167     1,833
 Income taxes receivable                                      428       428
                                                          -------   -------
       Total current assets                                69,401    57,390
Property, plant and equipment - net                        24,087    25,563
Goodwill                                                      486       513
                                                          -------   -------
             Total assets                                 $93,974   $83,466
                                                          =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable                                         $ 7,075   $ 4,274
 Bank loans                                                   482      --
 Customer deposits and accrued expenses                     7,280     5,462
 Income taxes payable                                         293       298
                                                          -------   -------
     Total current liabilities                             15,130    10,034
                                                          -------   -------
Deferred income tax                                            15        15
                                                          -------   -------
Minority interests                                         10,347     9,540
                                                          -------   -------


Shareholders' equity
 Common stock
-- authorized 20,000,000 shares; issued and outstanding
    5,601,431 shares at December 31, 2001 and
    5,597,931 shares at March 31, 2001                         56        56
 Additional paid-in capital                                26,894    26,843
 Retained earnings                                         41,532    36,978
                                                          -------   -------
      Total shareholders' equity                           68,482    63,877
                                                          -------   -------
             Total liabilities and shareholders' equity   $93,974   $83,466
                                                          =======   =======





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

DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)
                                                                    Nine months ended
                                                                       December 31,
                                                                --------------------------
                                                                    2001         2000
                                                                    ----         ----
Cash flows from operating activities:
      Net income                                                   $ 10,434    $ 10,357
      Adjustments to reconcile net income to net cash
        provided by operating activities:
         Depreciation and amortization                                3,663       3,707
        (Gain)/loss on disposal of property, plant and equipment        (21)         15
         Minority interests                                             807         916
         Changes in operating assets and liabilities:
           Accounts receivable                                       (1,342)     (7,401)
           Marketable securities                                       (564)      1,306
           Inventories                                                 (915)     (1,329)
           Prepaid expenses and other current assets                 (1,334)     (2,029)

           Income taxes receivable                                     --           164
           Accounts payable                                           2,801         440
           Customer deposits and accrued expenses                     1,818       1,284
           Income taxes payable                                          (5)        314
                                                                   --------    --------
      Net cash provided by operating activities                      15,342       7,744
                                                                   --------    --------

Cash flows from investing activities
      Purchase of property, plant and equipment                      (2,216)     (8,297)
      Proceeds from disposal of property, plant & equipment              77           6
      Increase in restricted cash                                      (839)       (118)
                                                                   --------    --------
         Net cash used in investing activities                       (2,978)     (8,409)
                                                                   --------    --------

Cash flows from financing activities
      Common Stock issued                                                51         159
       xchange difference on translation
      E                                                                --           (35)
       ncrease in bank loans
      I                                                                 482        --
      Dividends paid                                                 (5,880)     (4,710)
                                                                   --------    --------
         Net cash used in financing activities                       (5,347)     (4,586)
                                                                   --------    --------

Net Increase/(decrease) in cash and cash equivalents                  7,017      (5,251)
Cash and cash equivalents, at beginning of period                    25,330      27,156
                                                                   --------    --------
Cash and cash equivalents, at end of period                          32,347      21,905
                                                                   ========    ========

Supplementary disclosures of cashflow information :
      Cash paid during the period for :
         Interest                                                        19           5
         Income taxes                                                   497         404
                                                                   ========    ========




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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT
           ----------------------

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2001 and March 31, 2001, the results of operations for the quarters and nine months ended December 31, 2001 and December 31, 2000, and the cash flows for the nine months ended December 31, 2001 and December 31, 2000. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on July 10, 2001 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES
           -----------
                                             December 31,         March 31,
                                                2001                2001
                                          -----------------    -------------
          Inventories by major categories:
             Raw materials                $       6,722         $    6,129
             Work in progress                     3,806              2,947
             Finished goods                       2,421              2,958
                                          ----------------      ------------
                                          $      12,949         $   12,034
                                          ================      ============

3.         EARNINGS PER SHARE
           ------------------

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters and nine months ended December 31, 2001 and 2000 were both from the Company's continuing operations.






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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
---------------------

GENERAL
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED DECEMBER 31, 2001 COMPARED TO QUARTER ENDED DECEMBER 31, 2000
---------------------------------------------------------------------------

The Company's net sales for the quarter ended December 31, 2001 were $20,217,000, a decrease of $1,159,000, or 5.4%, as compared to the corresponding period in 2000. The decrease in sales was mainly related to a decrease in sales of injection-molded plastic products of $1,313,000 offset by the increase in sales of electronic and metallic products of $154,000. This represented a decrease of 9.8% and an increase of 1.9%, respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the quarter ended December 31, 2001 was $7,225,000, representing a gross profit margin of 35.7%. This compares with the overall gross profit and gross profit margin of $7,619,000 or 35.6% respectively for the quarter ended December 31, 2000.

Selling, general and administrative expenses for the quarter ended December 31, 2001 were $3,778,000, or 18.7% of total net sales, compared with $4,282,000 or 20.0% of total net sales for the quarter ended December 31, 2000. The decrease in selling, general and administrative expenses of $504,000 over the corresponding period was mainly attributed to the strict control on these expenses.

As a result of the decrease in sales revenue and selling, general & administrative expenses, operating income was $3,447,000 for the quarter ended December 31, 2001; an increase of $110,000 or 3.3% as compared with the corresponding quarter in the prior year.

Minority interest represents the 49% minority interest in both the electronics and metallic subsidiaries. The decrease in minority interest to $78,000 for the quarter ended December 31, 2001 from $87,000 for the quarter ended December 31, 2000 reflects the decreased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $3,430,000 for the quarter ended December 31, 2001, a decrease of $159,000 or 4.4%, as compared to the quarter ended December 31, 2000 and net income as a percentage of net sales increased slightly to 17.0% from 16.8%.



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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



NINE MONTHS ENDED DECEMBER 31, 2001 COMPARED TO NINE MONTHS
------------------------------------------------------------
ENDED DECEMBER 31, 2000
-----------------------

The Company's net sales for the nine months ended December 31, 2001 were $64,290,000, an increase of $319,000 or 0.5% as compared to corresponding period in 2000. The increase in sales was mainly related to increase in sales of electronic and metallic products of $1,762,000 offset by the decrease in sales of plastic injection-molding products of $1,443,000. This represented an increase of 6.8% and a decrease of 3.8%, respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the nine months ended December 31, 2001 was $22,312,000, representing a gross profit margin of 34.7%. This compares with the overall gross profit and gross profit margin of $23,029,000 or 36.0% for the nine months ended December 31, 2000. The decrease in the overall gross profit margin of 1.3% was mainly attributed to the combined effect of the increase in resin costs and electronics component costs in the plastic and electronic division respectively.

Selling, general and administrative expenses for the nine months ended December 31, 2001 were $11,103,000, amounting to 17.3% of total net sales, as compared to $11,801,000 or 18.4% of total net sales for the nine months ended December 31, 2000. The decrease in selling, general and administrative expenses of $698,000 over the corresponding period was mainly attributed to the strict control on these expenses.

As a result, operating income was $11,209,000 for the nine months ended December 31, 2001, a decrease of $19,000 or 0.2% as compared with the corresponding period in the prior year.

Minority interest represents the 49% minority interest in both the electronics and metallic subsidiaries. The decrease in minority interest to $744,000 for the nine months ended December 31, 2001 from $916,000 for the nine months ended December 31, 2000 reflects the decreased profits generated by the electronic and metallic business.

As a result of the above factors, net income was $10,434,000 for the nine months ended December 31, 2001, an increase of $77,000 or 0.7%, as compared to the nine months ended December 31, 2000 and net income as a percentage of net sales remained at 16.2%.




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DESWELL INDUSTRIES,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)






LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of December 31, 2001, the Company had a working capital surplus of $54,271,000. This compares with a working capital surplus of $47,356,000 at March 31, 2001. The increase in working capital was mainly attributed to the net cash generated from operating activites offset by a dividend distribution of $5,880,000 and the capital investment of $2,216,000 during the nine months ended December 31, 2001.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has outstanding short-term borrowings of $482,000 and no long-term debt at December 31, 2001.

As of December 31, 2001, the Company had in place general banking facilities with six financial institutions aggregating approximately $18,224,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiation facilities, factoring facilities as well as fixed loans. As of December 31, 2001, the Company had ( i ) unused credit facilities of $17,198,000 ( ii ) cash and cash equivalents of $32,347,000 and ( iii ) restricted cash of $2,827,000. The restricted cash of 2,750,000 and leasehold land and buildings of $1,355,000 have been pledged as collateral for those credit facilities. The Company also had $77,000 pledged as deposit for custom duties in Dongguan, China.

The Company expects that working capital requirements and capital additions will continue to be funded through a combination of cash on hand, internally generated funds and existing facilities.






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           With the exception of the reference in its press release to its web site for more information, the Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-49050).

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              For and on behalf of Deswell
                                              Industries, Inc.




                                              By:_________/s/________________
                                              Richard Lau
                                              Chief Executive Officer



Date: February 9, 2002